                                                                7 November 2013

Mr Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
US Securities and Exchange Commission
Washington D.C. 20549

Re:       AstraZeneca Plc
Form 20-F for Fiscal Year Ended December 31, 2012
Filed March 25 2013
File No. 001-11960

Dear Mr Rosenberg,

Further to your letter of 25 October, please find attached our response to the comment you have raised with respect to our Form 20-F for the fiscal year ended 31 December 2012.  In making this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

We trust that this response provides you with the information you require. Please note that page numbers throughout our response, unless otherwise indicated, refer to our Annual Report and Form 20-F Information 2012.  Where we propose additional or enhanced disclosures these are included in italics in our response to your comments.

Should you have any further queries, please do not hesitate to contact either Alistair Collins, VP, Group Financial Planning and Reporting, on +44 1625 518856 or Andy Chard, Director of Financial Reporting, on +44 1625 517279

Yours sincerely,

/s/ Marc Dunoyer

M Dunoyer
Chief Financial Officer

Measuring Performance
Results of Operations, page 89

1.
The revised reconciliation of reported results to core results you propose still appears very similar to a full non-GAAP income statement. Provide us revised proposed disclosure to be included in future filings that:

•	Removes the line items pre-R&D operating profit and margin from the reported column as these are non-GAAP; and

•
Includes prominent disclosure just before or after the reconciliation table that states, if true, that each of the measures in the Core column in the table are non-GAAP measures. If not, please advise.

As noted in our previous letter of 26 September, we do not believe that our current presentation places undue prominence on our ‘Core’ income statement information presented in the second table on page 89.  It also does not represent a full non-GAAP income statement as it omits several line items included in our GAAP income statement.

However, further to the changes we detailed in our letter of 26 September and in order to address your above comment, we agree, as requested, to:

•	Remove the line items pre-R&D operating profit and margin from the reported column; and

•	Include prominent disclosure just before or after the reconciliation table that states that each of the measures in the Core column in the table are non-GAAP measures.

Our proposed amended disclosure is included below:

2012 Reconciliation of Reported results to Core results
	2012 Reported $m	Restructuring costs $m	Merck & MedImmune				Core* 2012 compared with 2011
			Amortisation $m	Intangible impairments $m	Legal provisions and other $m	2012 Core* $m	CER growth %	Actual growth %
Gross profit	22,580	136	–	–	–	22,716	(16)	(18)
Gross margin	80.7%					81.2%
Distribution costs	(320)	–	–	–	–	(320)	(5)	(8)
Research and development	(5,243)	791	–	–	–	(4,452)	(11)	(12)
Selling, general and administrative costs	(9,839)	631	534	–	133	(8,541)	(12)	(14)
Other operating income and expense	970	–	57	–	–	1,027	24	22
Operating profit	8,148	1,558	591	–	133	10,430	(18)	(21)
Operating margin	29.1%					37.3%

Taxation	(1,391)	(375)	(87)	–	(32)	(1,885)
Basic earnings per share ($)	4.99	0.94	0.40	–	0.08	6.41

* each of the measures in the Core column in the above table are non-GAAP measures

We respectfully ask you to note that we consider Core pre-R&D operating profit and margin to be key performance indicators for our business, as detailed on page 26, and we refer to our Core pre-R&D operating profit and margin values in several areas of our Annual Report and Form 20-F, including on pages 4, 26, 27, 90 and 96. As these are non-GAAP measures, under Regulation G we are required to reconcile our disclosed Core pre-R&D operating profit and margin to the most directly comparable GAAP financial measures. We therefore intend to provide such a reconciliation in a separate table within our 2013 Annual Report and Form 20-F, in compliance with that requirement. Consistent with our response above, this data will not be included in the table shown above reflecting income statement information, to address your comment as to its prominence within that table.